May 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re:	Post-Effective Amendment No. 58 (the “Amendment”) to the Registration

Statement on Form N-1A of HighMark Funds (the “Trust”)

(File Nos. 033-12608 and 811-5059)

Dear Mr. O’Connor:

As requested, this letter responds to comments provided orally by you on April 14, 2009, regarding the Amendment, which was filed with the Securities and Exchange Commission on February 24, 2009. For convenience of reference, the comments have been summarized before the relevant response.

1.      Comment: In the section entitled “Investment Strategy” for HighMark Equity Income Fund, the disclosure states that “Under normal circumstances, the Fund may invest up to 20% of its assets in various other instruments, including, but not limited to, ADRs, index futures contracts and index options, including options on futures contracts.” Please include the word “derivatives” in this statement to clarify that the Fund is using derivative instruments.

Response: The relevant sentence in the section entitled “Investment Strategy” for the HighMark Equity Income Fund has been modified to read as follows: “Under normal circumstances, the Fund may invest up to 20% of its assets in various other instruments, including, but not limited to, ADRs and index futures contracts and index options, including options on futures contracts, and other derivatives.”

2.      Comment: For each Fund that may invest in exchange-traded funds and that is not expected to incur acquired fund fees and expenses during its first year of operations at an annual rate that exceeds 0.01% of such Fund’s average net assets, add a footnote to the “Fees and Expenses” table for such Fund that clarifies that such Fund is not expected to incur acquired fund fees and expenses that exceed 0.01%. If any Fund discloses, as part of its investment strategy, that it may invest up to 20% or 25% of its assets in exchange-traded funds, explain whether this investment strategy contradicts a footnote stating that such Fund’s acquired fund fees and expenses are not expected to exceed 0.01%.

Response: The footnote to “Other Expenses” in the “Fees and Expenses” table for HighMark Equity Income Fund, HighMark Geneva Growth Fund, HighMark Geneva Small Cap Growth Fund and HighMark NYSE Arca Tech 100 Index Fund has been revised to read as follows: “Other Expenses are based on estimated amounts for the current fiscal year and include estimated indirect expenses associated with investments by the Fund in certain pooled investment vehicles (“underlying funds”). Expenses of underlying funds are estimated to be less than 0.01%.” None of the Funds discloses as part of its investment strategy that it may invest up to 20% or 25% of its assets in exchange-traded funds, so the revised footnote does not contradict any of the Funds’ investment strategy disclosure.

3.       Comment:  In the footnote to “Net Expenses” in each Fund’s “Fees and Expenses” table, disclose the term of the investment adviser’s contractual fee waiver.

Response:  The footnote to “Net Expenses” in each Fund’s “Fees and Expenses” table has been modified to disclose the term of the contractual fee waiver.

4.      Comment:  In the section entitled “Investment Strategy” for HighMark Geneva Growth Fund, the disclosure describes the type of companies in which the Fund invests and describes what the Fund’s sub-adviser considers to be “growth” companies. Consider revising the description of “growth” companies to focus more on competitive earnings and other more traditional definitions of “growth” companies.

Response:  The relevant sentence in the section entitled “Investment Strategy” for HighMark Geneva Growth Fund has been modified to read as follows: “To pursue this goal, the Fund seeks to invest under normal market conditions in common stocks of publicly traded companies that the sub-adviser believes demonstrate, at the time of a stock’s purchase, strong growth characteristics such as a leadership position in the relevant industry, a sustainable advantage, the ability to increase market share, strong earnings growth potential and experienced management.” Additionally, conforming modifications have been made to the disclosure in the section entitled “Investment Strategy” for HighMark Geneva Small Cap Growth Fund.

Should you have any questions, please do not hesitate to call me at (415) 315-6385. Thank you for your assistance.

Very truly yours,

/s/ Jessica Riley Hale

Jessica Riley Hale

cc:	Pamela O’Donnell, HighMark Capital Management, Inc.
Ann Lau, HighMark Capital Management, Inc.
Karen Seaman, Union Bank of California, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP